SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 14, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

Date:   July 14, 2006

”Victoria M. Luis”

Victoria M. Luis, Chief Financial Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Formerly Tan Range Exploration Corporation)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2006 and 2005

(in Canadian Dollars)

Unaudited

Prepared by Management

Vancouver, B.C.

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2006 and 2005

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Consolidated Balance Sheet

As at May 31, 2006 and August 31, 2005

(in Canadian Dollars)

ASSETS	May 31, 2006	August 31, 2005
Current Assets	$	$
Cash and Short Term Deposits	3,467,815	1,395,468
Accounts and Other Receivables	83,203	77,677
Inventory	176,301	49,934
Prepaid Expenses	138,879	73,273
	3,866,198	1,596,352
Mineral Properties and Deferred Exploration Costs (note 3)	20,315,689	19,739,275
Equipment and Leasehold Improvements	851,792	922,056
	25,033,679	22,257,683

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	51,410	172,812
Current Portion of Obligations Under Capital Lease	34,009	34,634
	85,419	207,446
Obligations under capital lease	124,513	175,011

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	51,022,278	44,839,796
Share Subscriptions Received	812	813,828
Deficit	(26,199,343)	(23,778,398)
	24,823,747	21,875,226
	25,033,679	22,257,683

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

“Victoria M. Luis”

, Director

“James E. Sinclair”

, Director

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Consolidated Statements of Operations and Deficit

For the three and nine months ended May 31, 2006 and 2005

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2006	2005	2006	2005
	$	$	$	$
EXPENSES
Annual general meeting	35,329	6,215	94,098	36,299
Capital Tax	-	-	-	3,243
Consulting and management fees	65,253	20,108	146,131	102,717
Depreciation	25,344	10,111	75,251	30,181
Insurance	26,595	15,184	88,613	52,931
Interest on Interim Loan	-	5,079	-	5,079
Memberships, courses and publications	829	133	4,268	649
New property investigation costs	7,150	3,180	17,562	80,377
Office and administration	18,459	19,782	65,160	65,833
Office rentals	15,182	14,425	46,609	50,682
Press releases	51,478	3,346	69,737	37,557
Printing and mailing	152	228	34,257	31,251
Professional fees	63,766	13,804	183,123	91,146
Promotions and shareholder relations	15,540	3,399	30,270	6,539
Salaries and benefits	189,409	165,247	566,812	494,350
Telephone and fax	5,986	7,521	16,364	21,713
Transfer agent and listing	125,430	75,075	203,173	99,814
Travel and accommodation	9,394	7,129	50,068	28,222
Training	-	28	-	18,875
	655,296	369,994	1,691,496	1,257,458
OTHER (INCOME) EXPENSE
(Interest earned), net of expense	(17,191)	435	(26,389)	1,557
Sale of assets (Gain) Loss	-	991	-	(131)
Interest, Capital Lease	6,976	-	25,233	-
Short term investments (Gain) Loss	-	-	-	(2,527)
Foreign Exchange (Gain) Loss	85,726	(87,596)	120,440	3,466
Write-off of mineral properties and deferred exploration and development costs	494,577	210,368	610,165	1,448,823
	570,088	124,198	729,449	1,451,188

NET LOSS FOR THE PERIOD	1,225,384	494,192	2,420,945	2,708,646
DEFICIT, BEGINNING OF PERIOD	24,973,959	23,061,789	23,778,398	20,847,335
DEFICIT, END OF PERIOD	26,199,343	23,555,981	26,199,343	23,555,981

Basic and diluted loss per share	.014	.006	.028	.032

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Consolidated Statement of Cash Flows

For the three and nine months ended May 31, 2006 and 2005

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2006	2005	2006	2005
	$	$	$	$
Cash provided from (used in):

Operating activities:
Loss for the period	(1,225,384)	(494,192)	(2,420,945)	(2,708,646)
Items not affecting cash:
Write-off of mineral properties	494,577	210,368	610,165	1,448,823
Depreciation	25,344	10,111	75,251	30,181
Loss (Gain) on sale of plant and equipment	-	991	-	(131)
Gain on short-term investments	-	-	-	(2,527)
	(705,463)	(272,722)	(1,735,529)	(1,232,300)

Change in non-cash working capital items:
Accounts and other receivables	(26,486)	(470)	(5,526)	5,569
Inventory	(34,926)	-	(126,367)	-
Prepaid Expenses	(38,969)	(65,379)	(65,606)	(77,644)
Accounts payable	(157,683)	(92,566)	(121,402)	(69,902)
	(963,527)	(431,137)	(2,054,430)	(1,374,277)
Investing activities:
Mineral properties and deferred exploration and development costs, net	(477,221)	(425,256)	(1,186,579)	(991,845)
Short Term Investments	-	(2,527)	-	417,728
Plant and Equipment (additions) disposals, net	3,753	(28,369)	(4,987)	(172,398)
	(473,468)	(456,152)	(1,191,566)	(746,515)
Financing Activities
Repayment of Capital Lease Obligation	(35,040)	-	(51,123)	-
Share capital issued	2,971,998	375,000	5,368,654	1,284,600
Share subscriptions received	(31,743)	545,597	812	851,542
	2,905,215	920,597	5,318,343	2,136,142

NET INCREASE (DECREASE) IN CASH	1,468,220	33,308	2,072,347	15,350

CASH, BEGINNING OF PERIOD	1,999,595	1,049,490	1,395,468	1,067,448
CASH, END OF PERIOD	3,467,815	1,082,798	3,467,815	1,082,798

Supplemental Information Non-cash transaction, purchase of plant and equipment financed by interim loan facility ($215,223) and amount prepaid at August 31, 2004 ($485,000)	-	-	-	700,223

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Notes to the Unaudited Interim Consolidated Financial Statements

For the three and nine months ended May 31, 2006 and 2005

(in Canadian Dollars)

1.

Nature of operations

The Company changed its name from Tan Range Exploration Corporation to Tanzanian Royalty Exploration Corporation on February 28, 2006.

Tanzanian Royalty Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2005.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost

For the Nine Months Ended May 31, 2006 and Year Ended August 31, 2005

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	$ 930,242	$ 1,044,912	$ 642,450	$ 408,702	$18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850
Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296

Exploration expenditures:
Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
	(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
	6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)
Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275

Exploration expenditures:
Camp, field supplies and travel	2,676	57,418	-	941	928	2,171	-	-	6,295	56,588	127,017
Exploration and field overhead	2,597	329,649	14,811	6,288	60,165	20,857	9,549	2,025	21,227	226,037	693,205
Geological consulting and field wages	2,976	-	-	-	-	-	-	-	-	-	2,976
Geophysical and geochemical	-	83,157	-	-	27,730	125	-	-	3,680	121,107	235,799
Property acquisition costs	13,527	52,117	17,975	-	45,336	12,114	-	13,527	-	221,361	375,957
Parts and equipment	-	37	-	-	-	-	-	-	-	-	37
Trenching and drilling	81	56,458	-	-	1,205	-	-	-	-	24,359	82,103
Recoveries	(45,092)	-	(80,155)	-	-	(90,401)	-	(45,092)	(69,775)	-	(330,515)
	(23,235)	578,836	(47,369)	7,229	135,364	(55,134)	9,549	(29,540)	(38,573)	649,452	1,186,579
	5,882,896	3,726,714	1,780,283	2,800,390	1,373,512	1,374,369	362,185	758,615	463,336	2,403,554	20,925,854
Write-offs	-	(13,961)	-	-	(89,729)	(423,205)	-	-	-	(83,270)	(610,165)
Balance May 31, 2006	5,882,896	3,712,753	1,780,283	2,800,390	1,283,783	951,164	362,185	758,615	463,336	2,320,284	20,315,689

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(Formerly Tan Range Exploration Corporation)

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2006 and 2005

(in Canadian Dollars)

(Unaudited)

4.

Share Capital

(a) Share Capital	Number	Amount ($)
Balance at August 31, 2005	84,776,054	44,839,796
Issued for cash	748,803	5,138,979
Issued for subscriptions previously received	379,054	813,828
Issued on exercise of stock options, for cash	292,500	229,675
Balance at May 31, 2006	86,196,411	51,022,278

(b) Share Subscriptions Received		812

912,037 shares issued for cash and subscriptions previously received were issued to James E. Sinclair, the Chairman and CEO of the Company.

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	75,000	$0.79	May 3, 2007

6.

Related Party Transactions

During the nine months ended May 31, 2006, $113,829 was paid or payable for professional fees paid to a firm related to a director.  Directors were paid $71,375 in fees.  912,037 shares issued for cash and subscriptions previously received were issued to James E. Sinclair, the Chairman and CEO of the Company.

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

Management’s Discussion and Analysis (“MD&A”) for

Tanzanian Royalty Exploration Corporation (the “Company”) of

Financial Condition and Results of Operations

Three and Nine Months ended May 31, 2006

The effective date of this MD&A is July 12, 2006.  On February 28, 2006, the Company changed its name from Tan Range Exploration Corporation to Tanzanian Royalty Exploration Corporation.

Overall Performance

As of May 31, 2006 the Company had Current Assets of $3,866,199 as compared to $1,596,352 on August 31, 2005.  Deferred Exploration Costs amounted to $20,315,689 which includes $1,186,579 (net of recoveries) invested this nine month period.

The Company has issued common shares and had shares subscribed for in the amount of $6,182,482 (1,420,357 shares) of which $813,828 was received last fiscal year.

Selected Financial Information

	As at and for the year ended Aug. 31, 2003	As at and for the year ended Aug. 31, 2004	As at and for the year ended Aug. 31, 2005	As at and for the nine months ended May 31, 2005	As at and for the nine months ended May 31, 2006
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	(3,014,778)	(1,616,364)	(2,931,063)	(2,708,646)	(2,420,945)
Basic and diluted loss per share	(0.04)	0.02)	(0.04)	(.032)	(.028)
Total Assets	21,424,565	22,092,373	22,257,683	22,092,373	25,033,679
Total long term financial liabilities	0	0	175,011	0	124,513
Cash dividends declared per share	0	0	0	0	0

Results of Operations

The operating loss for the nine month period ended May 31, 2006 was $2,420,945 as compared to $2,708,646 for the comparable period in 2005.

A large component of the loss was a write-off during the nine month period ended May 31, 2006 of $610,165 for sixteen properties determined to be of no economic interest.  Each project group may contain several licenses.  The determination that one license in the project should be written-off and returned to the ministry does not have positive or negative implications to other licenses within the project.  The nature of the Company’s business plan is to seek royalty income and pre-royalty return of expenses income. As a result of this business plan, investors should be prepared for changes in mineral license inventory. The process will include acquisition and condemnation on an ongoing basis.  The Company’s land portfolio now holds 130 licenses.  The write-off during the nine month period ended May 31, 2005 was $1,448,823 for 21 properties deemed to be of no economic interest.

Due to the Company’s emphasis on its drill program, spending on new property investigation was significantly reduced from $80,377 during the nine month period ended May 31, 2005 to $17,562 for the nine month period ended May 31, 2006.

The increase in staff (from 37 Tanzanian based exploration employees to 47) required to operate our drill program has caused an increase in salaries and benefits expense from $494,350 for the nine month period ended May 31, 2005 to $566,812 for the nine month period ended May 31, 2006.  Other cost increases due to the acquisition of the drill rig include interest for the associated lease which was $25,233 during the nine month period ended May 31, 2006.  The only interest paid for the acquisition of the drill rig in the nine month period ending May 31, 2005 was for interim loan financing in the amount of $5,079.  Insurance on drill equipment was the primary reason for the increase in insurance expense from $52,931 in the nine month period ended May 31, 2005 to $88,631 in the nine month period ended May 31, 2006.  Additional depreciation resulted in an increase in depreciation from $30,181 for the nine month period ended May 31, 2005 to $75,251 in the nine month period ended May 31, 2006.

Transfer agent and listing fees increased to $203,173 in the nine month period ended May 31, 2006 from $99,814 in the comparable period in 2005 due to the additional listing on the American Stock Exchange and the increase in market valuation. Costs associated with the annual general meeting increased to $94,098 in the nine month period ended May 31, 2006 from $36,299 in the comparable period in 2005 due to the increased number of shareholders and the fact that the meeting was an annual general and special meeting. Press release costs have increased to $69,737 in the nine month period ended May 31, 2006 from $37,557 in the comparable period in 2005 due to an increase in the number of news releases and broader distribution. Promotion and shareholder relations expense have increased to $30,270 for the nine month period ended May 31, 2006 from $6,539 in the nine month comparable period in 2005 due to the recent advertisements in The Mining Journal.

Due to additional travel, travel and accommodation expense has increased from $28,222 in the nine month period ended May 31, 2005 to $50,068 in the nine month period ended May 31, 2006.

Professional fees have increased to $183,123 for the nine month period ended May 31, 2006 from $91,146 in the nine month comparable period in 2005 due to the development and implementation of the restricted stock unit plan, the corporate name change and increased audit fees, and includes retainer fees and expenses for legal counsel to commence action to protect the company against statements of defamation from being posted on internet chat sites.

The operating loss for the three month period ended May 31, 2006 was $1,225,384 as compared to $  494,192 for the comparable period in 2005.   This operating loss includes a write-off during the three month period ended May 31, 2006 of $494,577 for ten properties determined to be of no economic interest.  For the three month period ended May 31, 2005 there was a write-off of $210,368.

The increase in staff required to operate our drill program has caused an increase in salaries and benefits expense which increased to $189,409 for the three month period ended May 31, 2006 from $165,247 for the three month period ended May 31, 2005.  Insurance on drill equipment was the primary reason for the increase in insurance expense from $15,184 in the three month period ended May 31, 2005 to $26,595 in the three month period ended May 31, 2006.  Additional depreciation resulted in an increase in depreciation from $10,111 for the three month period ended May 31, 2005 to $25,344 in the three month period ended May 31, 2006.

Transfer agent and listing fees increased to $125,430 for the three month period ended May 31, 2006 from $75,075 in the comparable period in 2005 due to the additional listing on the American Stock Exchange and the increase in market valuation.  Costs associated with the annual general meeting increased to $35,329 in the three month period ended May 31, 2006 from $6,215 in the comparable period in 2005 due to the increased number of shareholders and the fact that the meeting was an annual general and special meeting.

Professional fees have increased to $63,766 for the three month period ended May 31, 2006 from $13,804 in the three month comparable period in 2005 due to the development and implementation of the restricted stock unit plan and the corporate name change, and includes retainer fees and expenses for legal counsel to commence action to protect the company against statements of defamation from being posted on internet chat sites.   Press release expenses have increased to $51,478 for the three month period ended May 31, 2006 from $3,346 in the three month comparable period in 2005 due to an increase in the number of news releases and broader distribution.  Promotion and shareholder relations expense have increased to $15,540 for the three month period ended May 31, 2006 from $3,399 in the three month comparable period in 2005 due to the recent advertisements in The Mining Journal.

Summary of Quarterly Results (Unaudited)

	2006 May 31	2005 May 31	2006 Feb. 28	2005 Feb. 28	2005 Nov. 30	2004 Nov. 30	2005 Aug. 31	2004 Aug. 31
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss	(1,225,384)	(494,192)	(792,635)	(1,770,430)	(402,929)	(444,024)	(869,982)	(320,487)
Basic and diluted loss per share	(.014)	($0.006)	($0.009)	($0.021)	($0.005)	($0.005)	($0.010)	($0.004)

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed not to be of economic interest, it results in a write-off of the deferred exploration cost which can result in a large one time loss. This explains the variation experienced in the quarter ended August 2005, February 2005 and May 2006.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the nine month period ended May 31, 2006, the Company issued 1,127,857 shares in private placements, including 912,037 shares issued to Mr. James E. Sinclair, the Company’s Chairman and CEO, consisting of 379,054 shares issued for $813,828 subscription receipts previously received and 748,803 shares for $5,138,979 in cash received during the nine months ended May 31, 2006.  In addition, $812 has been received in the quarter from Mr. Sinclair for shares not issued before the close of the quarter.

As of May 31, 2006 the Company’s working capital position was $3,780,779 as compared to $1,388,906 on August 31, 2005.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company would adjust the extent and timing of certain expenditures.

The following table sets out the Company’s known contractual obligations as at May 31, 2006:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	CDN$22,491	CDN$22,491	Nil	Nil	Nil
Capital Lease	US$183,902.73 (2)	US$44,829,24	US$89,658.48	US$49,415.01	Nil

(1)

Expires on May 31, 2007

(2)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  three years and is renewable two times for a period of two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	Fiscal 2011+
	$2,611,500	$133,000	$804,000	$817,000	$857,500

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the nine months ended May 31, 2006, $113,829 was paid or payable for professional fees paid to a firm related to a director.  Directors were paid $71,375 in fees. At the Company’s Annual Meeting held February 27, 2006, shareholders approved the Restricted Stock Unit Plan.  Under the Plan, Director’s compensation is to consist of a combination of Restricted Stock Units and cash.  No Restricted Stock Units were issued as at May 31, 2006.

In addition to the share capital issued and share subscriptions received during the nine month period to the Company’s Chairman and CEO, 292,500 shares were issued for the exercise of options by related parties.

Changes in Accounting Policies Including Initial Adoption

There have been no changes in accounting policies which effect the May 31, 2006 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the determination and timing of write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Disclosure of Outstanding Share Data

As of the date of this MD&A, there were 86,196,411 common shares outstanding.  In addition, there were 75,000 director stock options outstanding at a price of $0.79 per share.  The Company has no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and capital lease obligations.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Overview

Exploration activities moved into high gear this report period, with major drilling programs undertaken on gold and kimberlite (diamond) targets throughout the Lake Victoria region. Prior to the initiation of this work, various field surveys were undertaken including biogeochem, trenching, augering and soil sampling which assisted technical staff with their target selection.

A major exploration emphasis was placed on the Company’s Luhala Gold Project, a core asset in our exploration portfolio that continues to generate positive results.

The multi-project nature of the Company’s exploration activities during the report period allowed for the optimization of our dual-purpose drilling rig which can drill both RAB (Rotary Air Blast) and RC (Reverse Circulation) holes. The former is predominantly used for reconnaissance purposes and the latter for confirmatory drilling (usually as a follow-up to RAB drilling).

Luhala Gold Project

Assay results were reported in a news release on March 22, 2006 from a drill program at Luhala that ended earlier in February and was intended to define a drill-indicated resource. The results confirmed that two of the project’s principal zones - Kisunge Central and Kisunge West - join up to form the Kisunge Central Zone as postulated by the Company’s technical staff.  In addition, the program confirmed near surface bulk tonnage potential at Luhala which is considered a prerequisite to reducing mine operating costs through economies of scale.

One hole was drilled on the newly discovered Kiginga anomaly to determine the strike of the mineralization that was discovered during a RAB drill program towards the end of 2005. At least five other zones were identified and remain to be tested at Kiginga. Heavy rainfall prevented access to the Kiginga area for most of the report period.

Drilling of the Kisunge East Zone confirmed the presence of a higher grade zone of rocks that extends from the Kisunge Northeast Zone to west of the Kisunge Southeast Zone. This whole zone is now referred to as the Kisunge Main Zone.

Follow-up RC drilling confirmed that the Kisunge Main Zone hosts anomalous gold values along a strike length of 1,200 metres, excluding a zone some 200 metres wide where a barren dyke cuts across the mineralized trend.

The holes in the Kisunge Main Zone were designed to intersect and test the gold potential in the most prospective stratigraphic package (rock unit) at a shallow depth as no trenching had been conducted before in this area. Significant assays from this drill program were announced in the Company’s April 19, 2006 news release.

Poor ground conditions in this zone precludes drilling beyond a depth of 80 metres. However, the present grid will allow for the drilling of another 12 RC holes before diamond drilling is required.

Another 15 RC holes (986 metres) were completed at Luhala during the month of April which showed the southern limb of the Main Zone to be a thinner, lower grade portion of the gold mineralization established there previously. This mineralization extends for a strike length of approximately 200 metres, with grades and thicknesses of up to 29 metres averaging 2.66 g/t including 13 metres grading 3.77 g/t. Results from this drill program were announced in a May 18, 2006 news release.

Further access to the south is limited and diamond drilling will be required to confirm any extension in this direction.

Tender documents were sent out for a minimum 1,000 metres of NQ-sized core drilling at Luhala and 1,700 metres on the Company’s Itetemia property. Should the Company’s diamond drilling requirements continue to grow, Tanzanian Royalty will look seriously at purchasing its own diamond drill.

Kibara Gold Project

An extensive trenching program on the Company’s Kibara Gold Project reaffirmed the significance of previously reported gold values and confirmed the existence nearby of a potentially large porphyry intrusive that may have played a role in the dissemination of gold values in the area.

Approximately 160 metres of trenching was completed during February on the eastern side of the Nyakona Hill discovery area near where several grab samples last year returned values up to 6.0 g/t gold and 13% copper.

A total of 21 samples were collected from 16 trenches at Nyakona Hill and submitted for analysis. Samples were taken from all trenches containing quartz veining and/or gossanous (weathered) rock with malachite (copper carbonate hydroxide) staining. At least three samples were taken from each trench, along with samples from the footwall and hanging wall side of the vein.

The veins range from a few centimetres to 30 centimetres in thickness and form a zone that is approximately 10 metres wide. They are hosted within a southwest trending volcanic sequence of rocks (tuff) that have a shallow dip to the southeast. Highly significant assay results were received from the trenching program, with 20 samples returning values exceeding 1.22 g/t gold. The highest values were 14.8 g/t, (trench no. KB132TR02), and 10.20 g/t (trench no. KB132TR05). Other significant gold values with their respective trenches in brackets include 5.02 g/t (KB132TR005), 5.78 g/t (KB132TR016) and 5.53g/t (KB132TR013).

All anomalous values were reported from the quartz/gossan with malachite staining. Trenching results for gold only were announced in a news release on March 27, 2006. In addition to the gold values, highly significant copper and silver assay results were received from the trenching program and these were reported in a news release on April 18, 2006. Seventeen samples returned values greater than 1% Cu; nine samples returned values greater than 5% Cu; and four values were above 10% Cu (10.2; 13.5; 15.0; 27.4). Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

There also appears to be a structural relationship to the mineralization at Nyakona, the significance of which remains to be determined.

Kimberlite Program

Laboratory analysis of samples from RAB drilling in 2005 on three of the Company’s diamond licenses (Mwadui, Igunga, Nzega) returned a wide range of kimberlite indicator minerals that were reported in a news release on April 3, 2006. A selection of these indicator minerals was submitted for microprobe analysis to determine their specific mineral chemistry.

The suite of indicator minerals subsequently identified by a scanning electron microscope (SEM) included G10 garnets and chromites, all of which point to a diamondiferous kimberlite source.

Five kimberlites first discovered and tested more than 20 years ago were re-drilled and sampled by the Company and they returned significant mineral indicators. Two brand new kimberlites were discovered in the Igunga Project Area and these also produced encouraging results. Another two kimberlites were discovered in the Nzega Project Area from internally-generated geophysical targets. These too contained concentrations of indicator minerals that make them highly prospective for diamonds.

Tulawaka Discovery

In late March 2006, one of the Company’s royalty partners, MDN Northern Mining, reported the discovery of a brand new gold occurrence on a prospecting license held under option from Tanzanian Royalty in the Tulawaka region of Tanzania. The Isozibi discovery is located approximately 17 kilometres northwest of the Tulawaka  gold mine (Barrick 70%/MDN 30%). At the present time, the discovery is known to extend for approximately one kilometre along strike and across a width of 0.9 kilometre.

This gold occurrence is associated with fracture zones in iron formations, a particularly attractive environment for the emplacement of gold deposits.

The discovery was tested by seven drill fences comprising 26 drill holes for a total of 2,582 metres. All holes were sited to ensure a complete overlap of specific targets. Drill fences were spaced approximately 200 metres apart and the holes were angled at 60 degrees from the horizontal to an average depth of 70 metres in areas of gentle relief, and 140 metres on the hill slopes. Results from this program were announced in a news release on March 28, 2006.

Subsequent Events

There are no subsequent events to report.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

FORM 52-109F2

Certification of Interim Filings

I, James E. Sinclair, Director and CEO of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the interim period ending May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

July 12, 2006

“James E. Sinclair”

James E. Sinclair

Chief Executive Officer

FORM 52-109F2

Certification of Interim Filings

I, Victoria M. Luis, Director and CFO of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the interim period ending May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

July12, 2006

“Victoria M. Luis”

Victoria M. Luis

Chief Financial Officer